

January 29, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs & Co. LLC
SBSE-BD/A Summary of changes:

In order to assist with the review process of Goldman Sachs & Co. LLC's Form SBSE-BD/A, please see below for the summary of changes made on January 27, 2025:

- Removed Michael Broadbery under Section 1D: Contact Employee.
- Removed Michael Broadbery under Section 1E: Chief Compliance Officer.
- Added Carmine Venezia under Section 1D: Contact Employee.
- Added Carmine Venezia under Section 1E: Chief Compliance Officer.

Sincerely,

Goldman Sachs & Co. LLC